Exhibit 99.3

To: The Board of Directors of Immersion Corporation.

From: Scott A. Larson, Shareholder of Immersion Corporation

Date: November 3, 2025

As the largest beneficial owner of common stock of Immersion Corporation ("***Immersion***" or the "***Company***"), I am writing to respectfully express my concerns and opinions regarding the Company's management, and to recommend a course of action to maximize shareholder value. The opinions and statements expressed in this letter are my own, and I do not represent any other person, entity or party in connection with these matters.

<u>**Management's Conflicted Interests**</u>

1. I start this letter by directing the following key questions to Mr. Eric Singer and Mr. William Martin:

   As "shareholder activists," have you been good for shareholders of companies that you control, or have you been the only beneficiaries of your activist campaigns? As investors who gained control of the Company in your capacity as "shareholder activists," have you, as members of the Company's Board of Directors, and the other members of the Company's Board (who were designated and appointed by you) acted in the best interests of all of the Company's shareholders and created recognized value for shareholders?

   By way of background, through companies controlled by Messrs. Singer and Martin (including Viex Capital Advisors, LLC ("***Viex***"), and other Viex affiliated companies, controlled by Mr. Singer (collectively, the "***Viex Companies***"), and Raging Capital Management, LLC, controlled by Mr. Martin) they acquired stock ownership positions in the Company, enabling them to gain control of the Company's Board of Directors on March 5, 2020 (the "***Change of Control***," and such date, the "***Change of Control Date***"), when Mr. Singer and two additional "Viex Designees" were appointed to serve on the Board of Directors, along with Mr. Martin, who had previously been elected or appointed to the Board of Directors. In addition, Mr. Singer became Executive Chairman of the Board in August 2020, and Chief Executive Officer of the Company on January 3, 2023. Set forth below is an excerpt from a 13D amended filing, attached to a Schedule 14A Proxy Statement filed with the SEC on December 31, 2019, by the Viex Companies and Mr. Singer in connection with Mr. Singer's role as a shareholder activist attempting to gain control of the Company:

   "Series One submitted the Letter to nominate the highly qualified VIEX Nominees to protect all shareholders from a Board that the Reporting Persons believe has shown no regard for its investors, has failed to implement a credible business plan to maximize shareholder value, has failed to protect shareholder resources, has engaged in irresponsible governance, and has compensation practices that have destroyed value for shareholder."

2. I find the statements that were made in Viex Companies' proxy materials to be very ironic, because I believe that Messrs. Singer and Martin, along with their affiliated Directors, have been engaged in substantially the very same conduct and lack of oversight that they complained about in their proxy materials submitted in connection with their acquisition of control of the Company, as evidenced by the following:

   a. *Destruction of Shareholder Value*. The Change of Control occurred shortly following the outbreak of COVID in the United States, when stock prices were significantly depressed. The closing stock price of the Company's common stock on the NASDAQ Global Market was $7.76 on January 2, 2020, $7.55 on March 4, 2020 (the day before the Change of Control Date), and $10.22 on December 31, 2020. By contrast, the closing price of the Company's common stock on October 31, 2025 was $6.69, despite markets being at or near the highest levels in trading history. Since March 4, 2020, the Company's stockholders have received a total of 83 cents in dividends, but with the loss in the market value of the Company's common stock since 2020, the return to the Company's shareholders has been negative. Based on publicly available information, this is in sharp contrast to investor returns since January 2, 2020 of 113% in the in the S&P 500, and 62% in the Russell 2000 Index. This clearly reflects that Company's shareholders have suffered substantial destruction in value while the Company was controlled and overseen by Messrs. Singer, Martin and the other Directors that were appointed by them to the Company's Board of Directors.

b. *Compensation Practices have substantially contributed to the Destruction in Shareholder Value*. Messrs. Singer and Martin converted Immersion from an actively managed business of developing and licensing haptic patented inventions to a one that is essentially a passively managed investment company. Compensation for managing the latter should be substantially less than the extraordinary compensation that has been paid to Messrs. Singer and Martin during their tenure with the Company. Francis Jose, who served as the Company's Chief Executive Officer (and previously as the Company's General Counsel) until January 3, 2023, when he was replaced by Mr. Singer, received an annual salary and equity-based compensation of an aggregate of $555,828 in 2022. By contrast, the Company's most recent proxy statement indicates that Mr. Singer, as CEO, receives a base salary of $898,000, and, together with cash bonuses and equity-based compensation, he was paid total compensation of $6.9 million in 2022, and $3.9 million in 2023. Compensation figures are not available for 2024 and 2025 as a consequence of the Company's failure to timely file its quarterly and annual reports on Form 10-Q and 10-K, respectively. However, according to the Company's Current Report on Form 8-K filed on March 10, 2025, for the nine months ended January 31, 2025, an aggregate of $5,764,000 of equity-based compensation was awarded to Immersion's (unnamed) employees. Presumably, Messrs. Singer and Martin participated significantly in this equity-based compensation.

c. *Creation of a New, and Unnecessary Management Position*. A new position (previously non-existent) was created for Mr. Martin as "Chief Strategy Officer," for which, according to public SEC filings, he received $3.65 million of compensation in 2022, and $1.63 million in compensation in 2023. Please explain why this position was necessary and the basis for Mr. Martin's substantial and seemingly excessive compensation. The Company's last proxy statement indicates that Mr. Martin's primary role is to oversee "strategic capital allocations," a role that would appear to fall within the responsibilities of Mr. Singer, as the CEO and Chairman of the Company. With a few passive investments (and a shareholder stake in BNED, which compensates Messrs. Singer and Martin as directors), it seems clear that the Company simply does not need to have two highly paid executives in charge of strategic capital allocation. In addition, neither Mr. Singer nor Mr. Martin appear to have prior experience with haptic patents, or similar intellectual property.

d. *Failure of Financial Oversight and Due Diligence in connection with the Acquisition of BNED*. Causing a further destruction in shareholder value, Messrs. Singer's and Martin's financial competency and credibility are now in question, with the Company's management failing to discover accounting errors or improprieties when leading the Company's acquisition of a controlling stake in Barnes and Noble Education (BNED); and now as directors of both BNED and Immersion, failing or continually delaying, the filing of 10-Qs and 10-Ks for both companies, thereby putting at risk their continued eligibility to be publicly listed.

e. *Dilution to other Shareholders*. The issuance of large amounts of equity based compensation to Messrs. Singer and Martin has also had the effect of significantly diluting the Company's other shareholders.

f. *Failure to Implement a Credible Business Plan to Maximize Shareholder Value*. Mr. Singer's and Mr. Martin's excessive compensation seem unnecessary, particularly given these circumstances:

1. They are being paid to manage passive investments (rather than an active business operation) which consist of cash, corporate bonds and treasury notes, and securities of a few small publicly traded companies (Immersion's most recent 13F filing shows stockholdings with an approximate value of $170 million in small cap equity securities), including an investment in BNED, and a portfolio of haptic patents developed in prior years, with no apparent plans for further development;

2. Management does not appear to have any plan or strategy to grow the Company's business, as it holds stock in non-synergistic disparate companies;

3. There is no natural shareholder base for investing in this non-synergistic bundle of securities and assets, showing management's lack of an investment strategy for creating shareholder value; and

4. Management makes no effort to communicate a business plan to develop investment interest in the Company's securities.

g. *Engaging in Irresponsible Governance without Regard for the Company's Investors*. The following factors reflect a complete neglect for corporate governance and a total disregard for the interests of the Company's shareholders:

1. In addition to the egregious compensation described above, the Company's Board of Directors (appointed, directly or indirectly by Messrs. Singer and Martin) has approved large severance packages for Messrs. Singer and Martin, providing for payment of 300% of the sum of Mr. Singer's annual compensation and target bonus, and 200% of the sum of Mr. Martin's annual compensation and targeted bonus;

2. The Compensation Committee (originally consisting of Messrs. Singer and Martin, and their designated director, Stephen Domenik, but now consisting of Mr. Elias Nader as Chairman, and Ms. Emily Hoffman) appears to have absolute discretion to determine amounts of executive compensation, including equity-based compensation, (for example - in 2023, the Committee authorized a target bonus of 100% of salary, plus another 100% discretionary bonus, for both Messrs. Singer and Martin), with seemingly no apparent guidelines or performance criteria required of the Committee, and with what appears to be no peer basis comparisons applied (although Company filings make mention of a peer group of companies and the Committee has used stock price thresholds for performance stock units or awards (PSUs), which thresholds when last used appear to have been reduced from 2020 thresholds by 50 cents)

3. Mr. Nader has been designated as the "Lead Independent Director," but as Mr. Nader has been affiliated with Mr. Singer and Viex Capital Advisors in at least one other activist program dating back to 2016, and I therefore question whether he is the right person to chair the Committee as an "independent director;"

4. As Lead Independent Director, Mr. Nader is tasked with communicating with the Company's shareholders, but communications from him and the Board have been opaque and have lacked transparency, and neither Mr. Nader nor the Board have communicated effectively with shareholders, particularly with respect to earnings and other material business developments;

5. To add to the lack of independence on the Board, it appears that the fifth director, Mr. F. Wasch, has been affiliated with Mr. Martin's family office/former hedge fund in various executive positions (CFO, COO and CEO) since 2011; and

6. The most recent press releases on the Company's website date back to 2021, and the Company's website—which lacks current, substantive information—has not been updated in years. By not having earnings calls and seemingly lacking in transparency, it appears to me that the Company's management has avoided scrutiny of their excessive compensation arrangements. In contrast, the Company's most recent proxy statement appears to depict Messrs. Singer and Martin as champions for shareholder rights. Both are said to bring the "perspective of a shareholder to the Board" as they both managed funds that at one time held large shareholder positions in the Company.

Value of Company Assets and Course of Action

I believe it's time for Messrs. Singer, Martin and the Company's other Directors to consider the following factors and course of action to create shareholder value:

1. **Company Asset Values.** The Company's most recent 10-Q (for period ending January 31, 2025) shows cash, and current and non-current investments (excluding its stock in BNED), to be valued at about $188,843,000 (which assets include $68,505,000 of cash; $56,334,000 of marketable securities; $35,965,000 of U.S. Treasuries; and $28,039,000 of corporate bonds); and 11,208,746 shares of BNED (which at yesterday's closing price of $9.13 is worth about $102,335,851) which, taken together, result in the total value of the Company's liquid assets (cash and tradeable notes and securities) being approximately $291,178,851 or about $9.00 per share of for the Company's common stock (based on an aggregate of approximately 32,440,000 currently outstanding shares of the Company's common stock). In addition, over the 61-month period covering the Company's last reporting periods (January 1, 2020, to January 31, 2025) the Company's 10-K filings reflect aggregate royalty revenues of $253,595,000, and over the last reporting period of 25 months (January 1, 2023, to January 31, 2025) aggregate royalty revenues of $150,552,000, having been received from licensing of the Company's portfolio of haptic patents. Over the 61-month period ending January 31, 2025, the Company's received average monthly royalties of $4,157,295, and over the 25-month period ending January 31, 2025, the Company's received average monthly royalties of $6,022,080. With little or no information provided by the Company to understand the licensing arrangements that are the basis for these royalties, I am trying to be conservative in valuing the patents that generate this substantial royalty stream. Although these assets may have significantly more value, for purposes hereof, I have assumed that the Company will continue to receive average monthly royalties of at least $4,000,000 for a period of 18 months, and I have estimated the value of the Company's haptic patent portfolio at $72,000,000 ($4 million x 18), or about $2.22 for each share of the Company's outstanding common stock. Assuming that this is a fair way of valuing the Company's haptic assets, the total value of the Company (which has almost no debt) would appear to be at least $11.22 per share, without accounting for severance payments to Messrs. Singer and Martin, and other employees and directors. (Note: these determinations of value do not take into consideration interest earned on debt instruments since January 31, 2025, or other revenues or expenses, or changes in values for the Company's marketable assets, occurring since then, or costs of disposing of non-marketable assets or of winding down the Company's business).

2. **G&A (including Management's Compensation and Public Listing Costs) Compared to Investment Values of Assets.** The combined compensation paid to Messrs. Singer and Martin for years 2022 and 2023 averaged more than $8 million per year. In that regard, considering that $5,764,000 of additional equity-based compensation was awarded to Company employees in the 9-month period ending January 31, 2025, it seems likely that their combined compensation for 2024

could be similar in amount. In addition to their compensation, I am of the belief that it may cost as much as $4 million per year to maintain a listing for a publicly traded company. Assuming this is the case, $12 million of expenses to manage the Company's passive investments amounts to about 4% of the value of its investments, excluding the patent portfolio, and 2.67% including the value of the patent portfolio. However, for the last reporting period of 25 months covered by the Company's 10-K filings, general and administrative expenses were approximately $64,536,000 ($13,960,000 reported for 2023; $27,990,000 reported for 4 months ending April 30, 2024; and $22,586,000 reported for 9 months ending January 31, 2025) which, if annualized represents total expenses to manage the Company's passive investments of approximately $30,977,280. This average annualized cost incurred to manage the Company's passive investments (including the stake in BNED for which Messrs. Singer and Martin receive separate compensation as directors) amounts to a 10.64% servicing fee for investors, excluding the value of the patent portfolio, and 7% including the value of the patent portfolio. Considering the passive nature of the Company's investments, these costs are significantly eroding shareholder value. I believe that these expenses to manage a small bundle of passive assets are unsustainable, and over time it will be difficult, if not impossible, for the Company to realize a return for shareholders over and above these expenses.

3. **Call to Action.** The foregoing clearly indicates the needs for substantial change and the setting of a real strategy. Since 2020, the Company, with an oversized expense structure benefiting Messrs Singer and Martin, has been adrift without any coherent, much less credible, business strategy to achieve long-term value for *all its* shareholders, in lieu of the apparent focus on directing benefits to the small group of shareholders who effectively control the Company. This malaise is reflected, among other things, by the stock price, which has declined over the last five years despite the largest stock market boom in history that has occurred during this same period, and a directionless Company, which has an outsized and unwarranted expense structure. While the acquisition of a controlling stake in BNED in June 2024 may prove to have a strategic rationale that could ultimately yield benefits for all the Company's shareholders, at this juncture that transaction appears to primarily be a related party transaction between entities controlled by Messrs. Singer and Martin and the Company. To add insult to injury, BNED is engulfed in a pending financial restatement, which has resulted in the Company's inability to timely make required filings with the SEC, and which has in turn left the Company's shareholders in the dark with lingering uncertainty about BNED's and the Company's businesses. It is not surprising in this context that the Company's intrinsic value is so grossly undervalued by the marketplace. That value is waiting to be unlocked for the benefit of all shareholders, and that time has come.

In light of the foregoing, I respectfully urge Messrs. Singer, Martin and the Company's other Directors, as fiduciaries for all of the Company's shareholders, to immediately and publicly commit to the Company's shareholders to take all necessary action to cause the following to occur:

(i)   That Messrs. Singer and Martin shall repay to the Company all bonus compensation received by them from the Company in respect of 2024 and 2025, and forfeit and return to the Company for cancellation all stock awards and any other equity compensation received by them from the Company that are included in the $5,764,000 of equity compensation paid to them for the nine-month period ending on January 31, 2025, as referenced in the Company's Form 10-K for the fiscal year then ended.

(ii)   That all subsequent cash bonuses and equity compensation shall be subject to the adoption of a compensation plan to be approved by shareholders, and to be developed with the assistance and guidance of independent compensation consultants, that includes peer-based comparisons to establish base salary, bonuses and equity awards, and that requires the Company to achieve identified, objective criteria, including the achievement of the Company's publicly traded shares at certain sustained prices, in addition to specified metrics involving revenues and earnings, as a condition to the payment of specified bonuses and equity awards, to fully align the interests of Messrs. Singer and Martin with the Company's other shareholders, in sharp contrast to the excessive compensation that has been paid to them in the past.

(iii)   That the Board shall immediately provide the Company's shareholders with a new refocused and clearly articulated business plan and strategy that has merit for purposes of delivering long-term value for all shareholders of the Company, as a continuing entity, to the extent the Company can devise such an organic strategy.

(iv)   I further urge Messrs. Singer, Martin and the Company's other Directors to meet with independent outside advisors, or an investment banking firm, as soon as practicable and to provide a response to the above requests no later than November 15, 2025. In the meantime, if they are not serious about creating shareholder value, and are not willing to commit to these requests or something very similar that is reasonably acceptable, then with Immersion's Board not having an alternative strategic plan to unlock shareholder value from the Company's assets, and with most of its assets being publicly traded with identifiable values, I urge the Board to take the most simple and obvious approach to maximize shareholder value by liquidating the Company and immediately (i) distributing (possibly in a tax free manner) the BNED shares held by the Company to the Company's shareholders, (ii) converting the Company's interests in treasury notes, corporate bonds and small cap equities to cash, and distributing the proceeds and most of the Company's cash currently on hand ($68,505,000, as of January 31, 2025) to the shareholders, (iii) selling the Company's haptic patent portfolio to the highest bidder, who may be in a better position to maximize value from this asset, and then (iv) winding down the Company's business and distributing all remaining cash to shareholders.

In the meantime, please be advised that I am evaluating the full range of my options under Delaware law. I reserve all rights to take any actions that I believe are necessary to ensure the best interests for all shareholders. If you have any further insights for enhancing shareholder value for all of the Company's shareholders, please contact my attorney, Andrew Hulsh, with Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at email address: AHulsh@mintz.com.

IMPORTANT NOTICE AND DISCLAIMERS

The statements contained herein represent the views or opinions of only the undersigned beneficial owner of securities of Immersion Corporation as of the date hereof. This communication is provided solely for informational purposes and does not constitute, and should not be construed as, (i) a recommendation to buy or sell securities, or an offer to sell or a solicitation of an offer to buy any securities, or (ii) a solicitation of proxies or votes, or of a consent or authorization, with respect to any securities. The views expressed in this letter are for informational purposes only and do not constitute a recommendation to buy or sell securities and should not be relied upon by any party as investment advice.

This letter contains forward-looking statements based on currently available information, expectations, assumptions, estimates and projections that involve risks and uncertainties; actual results may differ materially from those expressed or implied. The undersigned undertakes no obligation to update any forward-looking statements.

This letter is not intended to constitute a coordination of voting or solicitation with any other person or group.

The undersigned does not assume any duty to other shareholders.

The undersigned expressly reserves the right to change or modify any of the views expressed herein, to develop additional plans or proposals, or to take any actions deemed appropriate, including as may be reflected in future filings under Section 13(d) of the Securities Exchange Act of 1934.

Any statements herein relating to beneficial ownership or intentions regarding Immersion Corporation are qualified in their entirety by reference to the undersigned's filings with the Securities and Exchange Commission, including any filings under cover of Schedule 13D or amendments thereto.

Sincerely,

Scott A. Larson

Scott A. Larson